SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      Form 20-F     X            Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  November 12, 2009            By: /s/ Burgess H. Hildreth_________________

                                                             Burgess H. Hildreth, VP Human Resources

NYSE, TSX

SYMBOL: ITP

Intertape Polymer Group Announces Voluntary Delisting of its Common Stock from the NYSE

MONTREAL, QUEBEC and BRADENTON, FLORIDA – November 12, 2009 — Intertape Polymer Group Inc. (TSX: ITP) (NYSE:ITP) (“Intertape” or the “Company”) announced today its intention to voluntarily delist its shares of common stock from the New York Stock Exchange (the “NYSE”). The Company’s shares of common stock will continue to trade on the Toronto Stock Exchange (the “TSX”).  The delisting of the Company’s common shares from the NYSE will not affect the listing of the Company’s shares of common stock on the TSX.

The Company believes that the listing of its shares of common stock on the TSX provides shareholders sufficient liquidity and has concluded that the overall trading volume of the Company's shares is not sufficient to justify listing on two exchanges.  Therefore, the Company has decided to voluntarily delist its shares of common stock from the NYSE.

The Company delivered notice today to the NYSE that it intends to delist its shares of common stock. As disclosed in the notice, the Company expects to file a notification of removal from listing on the NYSE on Form 25 with the U.S. Securities and Exchange Commission (“SEC”) on or about November 23, 2009. The withdrawal of the Company’s shares of common stock from listing on the NYSE should be effective 10 days after the filing of the notice on Form 25 with the SEC. Accordingly, the Company anticipates that the delisting will take effect on or about December 3, 2009. Following delisting, the Company will continue to file or furnish reports with the SEC.

The Company will comply with, and continue to be subject to, the federal laws of Canada, the jurisdiction in which the Company is incorporated, as well as Canadian securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSX.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, its financial condition or its results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR INFORMATION CONTACT:

Melbourne Yull, Executive Director

Intertape Polymer Group

(941) 739-7502

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